SMIC Holds 2007 Technology Symposium in Shanghai

(Shanghai, China, 2007-9-21) Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) held its technology symposium in Shanghai on September 21st, 2007, attracting more than 300 customers, design services providers, technology partners, and vendors.

“Mutual Success Through Collaboration and Innovation” is the topic of the 2007 symposium. In the opening speech, SMIC Senior Vice President, Dr. James Sung presented SMIC’s accomplishments through collaboration and innovation during the past few years. And he looks forward to working more closely with all of the customers, partners and vendors to achieve a win-win situation in the future.

Jiang Shou Lei , Secretary General of Shanghai Semiconductor Industry Association attended the symposium and gave a speech. He spoke about the development of Shanghai’s Semiconductor Industry and SMIC’s great contribution. Mr. Ma Ju, President of Academy of Broadcasting Science, State Administration of Radio, Film and Television , gave a keynote presentation on “The introduction of the Broadcasting Industry”.

In addition, SMIC presented its latest developments in advanced logic technologies, mixed-signal, RF, embedded memory High Voltage/CIS/LCOS technologies and Turnkey, Wafer testing, Bumping, MPW Services.

The symposium also featured an exhibition where numerous design services and assembly partners displayed their products and services.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China. Headquartered in Shanghai, SMIC provides integrated circuit manufacturing service at 0.35um to 90nm and finer line technologies. SMIC has a 300mm wafer fabrication facility (fab) under start-up and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Italy, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab (under construction) in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com

Safe Harbour Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements of “working much more closely with all of the customers, partners and vendors” and “to achieve a win-win situation in the future” generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on June 29, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Press Contacts
SMIC
Reiko Chang
Corporate Relations
+86 21 5080 2000 ext 10544
PR@smics.com